

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Wai Chung
Treasurer
Barclays Dryrock Funding LLC
100 S. West Street, Office 120
Wilmington, Delaware 19801

> **Re: Barclays Dryrock Issuance Trust**
> **Barclays Dryrock Funding LLC**
> **Registration Statement on Form SF-3**
> **Filed on May 13, 2022**
> **File Nos. 333-264933 and 333-264933-01**

Dear Ms. Chung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at 202-551-3490 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance